UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEUTRAL TANDEM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

64128B108

(CUSIP NUMBER OF CLASS OF SECURITIES)

G. EDWARD EVANS

CHIEF EXECUTIVE OFFICER

NEUTRAL TANDEM, INC.

550 WEST ADAMS STREET, 9TH FLOOR

CHICAGO, ILLINOIS 60661

TELEPHONE: (312) 384-8000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

GERALD T. NOWAK

THEODORE A. PETO

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$50,000,000	$5,805.00

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 an aggregate of up to 3,225,806 common shares of Neutral Tandem, Inc. at a purchase price of not more than $18.00 and not less than $15.50 per share in cash.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,805.00	Filing party:	Neutral Tandem, Inc.
Form or Registration No.:	Schedule TO (File No. 005-83603)	Date Filed:	May 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Neutral Tandem, Inc., a Delaware corporation (“Neutral Tandem” or the “Company”), on May 12, 2011, in connection with Neutral Tandem’s offer to purchase, for not more than $50,000,000 cash, up to 3,225,806 shares of its common stock, par value $0.001 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $18.00 nor less than $15.50 per Common Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 12, 2011 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to supplement certain information contained in the Schedule TO and Offer to Purchase.

Item 8.  Interest in Securities of the Subject Company.

(a) The third paragraph under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares — Interests of Directors and Executive Officers” in the Offer to Purchase is hereby amended to add the following two sentences at the end of the paragraph: Please see the information under “— Recent Securities Transactions” below for information regarding transactions occurring after May 11, 2011.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares — Recent Securities Transactions” in the Offer to Purchase is hereby (i) amended by deleting “during the 60 days prior to May 12, 2011” with “between March 13, 2011 and May 27, 2011” and (ii) supplemented by adding additional rows at the beginning of the table thereunder as follows:

5/26/2011	Edward Greenberg	11,680	$0.00	Grant of 11,680 shares of restricted stock, 1/2 of which will vest on 5/26/2012 and the remaining 1/2 of which will vest in equal monthly installments over the subsequent 12 months.
5/26/2011	Timothy A. Samples	11,680	$0.00	Grant of 11,680 shares of restricted stock, 1/2 of which will vest on 5/26/2012 and the remaining 1/2 of which will vest in equal monthly installments over the subsequent 12 months.
5/26/2011	Surendra Saboo	809	$16.88	Vesting of 1,181 shares of restricted stock net of 372 shares withheld to cover taxes owed upon vesting.
5/26/2011	Robert Junkroski	606	$16.88	Vesting of 885 shares of restricted stock net of 279 shares withheld to cover taxes owed upon vesting.
5/26/2011	Richard Monto	465	$16.88	Vesting of 679 shares of restricted stock net of 214 shares withheld to cover taxes owed upon vesting.
5/26/2011	David Lopez	207	$16.88	Vesting of 354 shares of restricted stock net of 147 shares withheld to cover taxes owed upon vesting.

Item 11. Additional Information.

(b) The information set forth in the Offer to Purchase under the heading “Section 10 — Certain Information Concerning the Company — Incorporation by Reference” is hereby supplemented by adding an additional bulletpoint as follows: Form 8-K, as filed on May 27, 2011.

The information set forth in the Offer to Purchase under the heading “Section 10 — Certain Information Concerning the Company — Recent Developments” is hereby supplemented by adding an additional bulletpoint as follows: On May 27, 2011, we filed a Form 8-K announcing the results of voting at our 2011 Annual Meeting of Stockholders and the appointment of Timothy Samples and Edward Greenberg as members of our Board.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2011

NEUTRAL TANDEM, INC.

By:	/S/ ROBERT M. JUNKROSKI

Robert M. Junkroski
Chief Financial Officer

3